Exhibit 11

            INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                     Computation of Earnings per Common Share
                                  (unaudited)

                     (in thousands, except per share amounts)




                                 THREE MONTHS ENDED     SIX MONTHS ENDED
                                Aug. 31,   Aug. 31,    Aug. 31,   Aug. 31,
                                   1996       1995        1996       1995

Average shares of
  common stock outstanding       17,983      17,954     17,981     17,956
Common stock equivalents              2         103         17         89
Total common stock and
  equivalents assuming
  full dilution                  17,985      18,057     17,998     18,045

Net earnings                     $3,995      $6,987     $3,562    $11,551

Less dividends on
  redeemable preferred stock          -        (218)         -       (260)

Net earnings
  applicable to common stock     $3,995      $6,769     $3,562    $11,291

Earnings per
  share of common stock:
    Primary                      $  .22      $  .38     $  .20    $   .63
    Fully diluted                $  .22      $  .37     $  .20    $   .63

Primary earnings per share has been computed by dividing net earnings, after deduction of preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.